EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report – Pelephone – Network Sharing Agreement

Further to the Company's immediate report of December 4, 2013, the Company hereby provides notification that the subsidiary, Pelephone Communications Ltd. (hereinafter, "Pelephone") has entered into an agreement with Cellcom Israel ltd. (hereinafter, "Cellcom") and Golan Telecom Ltd. (hereinafter, "Golan") (hereinafter jointly, the "Operators") for the establishment and operation of a fourth-generation radio network (LTE) and an agreement with Cellcom for sharing the passive components of sites on the existing networks, in accordance with the following principles:

1.	Fourth Generation Radio Network

(1)
The Operators shall collaborate on receiving transmissions on a fourth generation network. A fourth generation radio network shall be established and operated by a new and separate corporation (a registered partnership) (hereinafter, the "New Corporate"), to be owned in equal parts by Pelephone and Cellcom and to be supervised by a steering committee that shall be composed of representatives of the three Operators. Such committee shall make strategic decisions regarding the fourth generation network by a majority of votes. Each Operator shall be required to establish and operate its own network center. As a general rule, the costs shall be distributed equally among the three Operators, subject to certain terms and restrictions provided in the agreement.

(2)
Each of the Operators may terminate the partnership in the fourth generation radio network at the conclusion of fifteen years. In addition, Golan may elect not to continue the agreement granting an irrevocable right of use if it is acquired by another Israeli cellular operator that holds a general license.

2.	Sharing of Passive Components on the Websites

(1)
The New Corporate shall manage and maintain all the passive components of the sites, shall consolidate all the passive components on Pelephone's and Cellcom's cellular sites, which currently serve the second and third generation networks, and shall manage and maintain Cellcom's and Pelephone's existing radio networks and sites, as a general rule, for a period of at least fifteen years.

(2)	As a general rule, the costs shall be distributed equally among Cellcom and Pelephone, subject to certain adjustments.

(3)	Each of the Operators shall bear its individual costs with respect to such services, and each Operator shall continue to operate its own network center.

3.
The entry into effect of all the agreements is subject to receipt of the prior consent of the Ministry of Communications and the Antitrust Commissioner to all the agreements, as well as an additional agreement between Cellcom and Golan. There can be no certainty that such approvals will be granted.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.